Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

CHMP recommends approval of Dupixent® (dupilumab) for severe chronic rhinosinusitis with nasal polyposis

PARIS and TARRYTOWN, NY – September 20, 2019 – The European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion for Dupixent® (dupilumab) in a third indication. The CHMP recommended Dupixent be approved as an add-on therapy with intranasal corticosteroids for the treatment of adults with severe chronic rhinosinusitis with nasal polyposis (CRSwNP) for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control. If approved, Dupixent would be the first biologic medicine available in the European Union (EU) to treat these patients.

The positive CHMP opinion is based on two pivotal Phase 3 trials (the 24-week SINUS-24 and 52-week SINUS-52) that evaluated Dupixent 300 mg every two weeks plus standard-of-care intranasal corticosteroids compared to placebo plus intranasal corticosteroids. A final decision on the Dupixent application by the European Commission (EC) is expected in the coming months.

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in CRSwNP, asthma and atopic dermatitis.

CRSwNP is a chronic disease of the upper airway that obstructs the sinuses and nasal passages. It can lead to persistent breathing difficulties, nasal congestion and discharge, reduced or loss of sense of smell and taste, and facial pressure or pain. For patients with severe CRSwNP, the current standard-of-care includes intermittent courses of systemic corticosteroids or sinonasal surgery, both of which are associated with disease recurrence. Many patients with CRSwNP have other type 2 inflammatory diseases like asthma, and these patients often have more severe asthma and are often more difficult to treat. Patients with CRSwNP and co-morbid asthma may have an increased risk of asthma attacks, high symptom burden and a substantial adverse impact on health-related quality of life. In the Dupixent CRSwNP trials, 59% of patients also had asthma.

About Dupixent

Dupixent is currently approved in the EU for patients 12 years and older as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide (FeNO), who are inadequately controlled with high dose inhaled corticosteroid (ICS) plus another medicinal product for maintenance treatment. It is also approved in the EU for use in patients 12 years and older with moderate-to-severe atopic dermatitis who are candidates for systemic therapy.

Outside of the EU, Dupixent is approved for use in specific patients with moderate-to-severe atopic dermatitis and certain patients with asthma in a number of other countries around the world, including the U.S. and Japan. Dupixent is also approved in the U.S. for use with other medicines to treat CRSwNP in adults whose disease is not controlled.

Dupilumab Development Program

In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3 and 6 to 11 years of age, Phase 3), eosinophilic esophagitis (Phase 2/3), chronic obstructive pulmonary disease (Phase 3) and food and environmental allergies (Phase 2). Dupilumab is also being studied in combination with REGN3500 (SAR440340), which targets IL-33. These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority.

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, infectious diseases, pain and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Regeneron Media Relations Contact Sharon Chen Tel.: +1 (914) 847-5018 Sharon.Chen@regeneron.com	Regeneron Investor Relations Contact Justin Holko Tel.: +1 (914) 847-7786 Justin.Holko@regeneron.com

Sanofi Forward-Looking Statements

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) Injection; the impact of the opinion adopted by the European Medicines Agency’s Committee for Medicinal Products for Human Use discussed in this press release on the European Commission’s decision regarding the application for Dupixent as an add-on therapy with intranasal corticosteroids for the treatment of adults with severe chronic rhinosinusitis with nasal polyposis (CRSwNP) for whom therapy with systemic corticosteroids and/or surgery do not provide adequate disease control; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, including possible regulatory approval of Dupixent in the European Union discussed in this press release and possible regulatory approval of Dupixent in other jurisdictions and indications (such as for the treatment of pediatric asthma and pediatric atopic dermatitis, eosinophilic esophagitis, chronic obstructive pulmonary disease, food and environmental allergies, and other potential indications (as well as in combination with REGN3500)); unforeseen safety issues resulting from the administration of products and product candidates (such as dupilumab) in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Dupixent), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitation dupilumab; the availability and extent of reimbursement of the Company’s products (such as Dupixent) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates (such as Dupixent) and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of any such products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of

Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection, Dupixent, and Praluent® (alirocumab) Injection, the ultimate outcome of any such proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2018 and its Form 10-Q for the quarterly period ended June 30, 2019. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).